Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Logistics Innovation Technologies Corp.

Atlanta, GA

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 5, 2021, except for the effects of the subsequent events described in Note 8, as to which the date is April 1, 2021, relating to the financial statements of Logistics Innovation Technologies Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, NY

April 1, 2021